                                                               EXHIBIT NO. 99.2

                                 [ALTAREX LOGO]



                                 ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                    FOR THE THREE & NINE MONTH PERIODS ENDED
                               SEPTEMBER 30, 2001




                                 ALTAREX CORP.
                               610 LINCOLN STREET
                               WALTHAM, MA 02451

                           CONTACT: SONDRA HENRICHON
           DIRECTOR, INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS
                              PHONE: 781-672-0138
                            FAX NUMBER: 781-672-0142
                            TOLL FREE: 888-801-6665

                                www.altarex.com
                                ---------------

                                info@altarex.com
                                ----------------

                                 [ALTAREX LOGO]

                                 ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

         FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001

Third Quarter Highlights

     The third quarter of 2001 was marked by important progress for AltaRex, particularly in the area of clinical development of the Company's lead product, OvaRex(R) MAb for the potential treatment of advanced ovarian cancer. Interim and final results reported from OvaRex(R) trials further validate and support the Company's novel approach of utilizing foreign antibodies that activate the immune system as cancer therapeutics. Especially encouraging were early clinical findings from a concurrent OvaRex(R) MAb/second-line chemotherapy trial in 20 patients with recurrent disease, suggesting the potential of OvaRex(R) MAb to improve clinical outcomes without further reduction of quality of life, and presenting an opportunity for application of OvaRex(R) MAb to a broader range of patients than originally anticipated.

     The Company's novel technology was the subject of a published article in a peer-reviewed journal (Cancer Biotherapy and Radiopharmaceuticals, Vol. 16, Number 3, 2001) that reviewed the Company's mechanism of action data. In addition, the OvaRex(R) clinical program was the subject of several presentations at important medical, scientific and investor conferences - presentations made by Company experts as well as renowned gynecologic-oncologists who have expressed enthusiasm about the promise of OvaRex(R) MAb as an ovarian cancer therapeutic.

     On the financing front, on October 31, 2001, the Company closed a private placement of 7,200,000 Special Units to acquire an equal number of common shares and common share purchase warrants of the Company for estimated net proceeds of C$11.2 million, of which C$3.15 million is being held in escrow pending the Company obtaining a receipt from applicable Canadian securities regulatory authorities for a prospectus qualifying the distribution of the common shares and warrants. AltaRex believes that this financing will allow it to continue ongoing clinical trials and manufacturing development with Abbott Laboratories and others. The Company will continue to pursue additional funding, from strategic collaborations with pharmaceutical and/or biotechnology companies as well as equity or debt financing, and will closely manage costs in collaboration with Abbott Laboratories and other service providers consistent with the Company's goal of advancing OvaRex(R) MAb as we await additional clinical data, including the results of a planned pharmacokinetic study scheduled to be initiated early in 2002.

     We now look forward to the final quarter of 2001 for the primary endpoint analysis of the Company's designated pivotal OvaRex(R) trial - a 345-patient trial for patients in remission ("watchful waiting") - and to the expected initiation in 2002 of its first Biologies License Application with the U.S. Food and Drug Administration (FDA) for regulatory approval of OvaRex(R) MAb.

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company's need for capital and the risk that the Company cannot raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

                                 [ALTAREX LOGO]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 4 to the Unaudited Consolidated Financial Statements.

OVERVIEW

     The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable.

     The Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of September 30, 2001, the Company has incurred cumulative losses of $85.6 million. This includes a loss of $23.7 million for the nine months ended September 30, 2001. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. Costs for research and development and supporting activities decreased in 2000 as a result of cost reduction activities in late 1999. However, research and development costs have been increasing on a quarterly basis throughout 2000 and 2001 and are expected to continue to increase, assuming sufficient financial resources, as the Company pursues its development, clinical trails and commercialization programs towards an expected filing for regulatory approval of its lead product, OvaRex(R) MAb, with the FDA and TPP.

RESULTS OF OPERATIONS

     FINANCIAL HIGHLIGHTS

     The Company recorded a net loss for the quarter ended September 30, 2001 of $9.9 million, or $0.35 per share, compared to a net loss of $4.3 million, or $0.27 per share, for the same period in 2000. The net loss for the nine months ended September 30, 2001 was $23.7 million, or $0.90 per share, compared to a net loss of $12.3 million, or $0.79 per share, for the same period in 2000. The increased net loss for both periods is due to the increased spending in research and development as the Company furthers its manufacturing development work and continues its clinical trials for our lead product, OvaRex(R) MAb.

     REVENUES

     Revenues for the three months ended September 30, 2001, consisting of interest income, totaled $126,751, an increase of $6,641 over the $120,110 recorded in the same period in 2000. Revenues for the nine months ended September 30, 2001 were $453,358, an increase of $145,339 over the $308,019 recorded for the same period in 2000. The increase for the nine month period is due to higher levels of invested cash and short-term investments.

                                 [ALTAREX LOGO]

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                                  (continued)

RESULTS OF OPERATIONS (CONTINUED)

     EXPENSES

     Research and development costs for the three months ended September 30, 2001 totaled $5.0 million, an increase of $3.6 million over the $1.4 million recorded in the same period in 2000. For the nine months ended September 30, 2001, research and development expenses totaled $10.2 million, an increase of $6.4 million over the $3.8 million recorded in the same period in 2000. These increases for the three and nine month periods in research and development costs are related to the advanced stage of development of the Company's lead product, OvaRex(R) MAb. In particular, the Company is working with Abbott Laboratories and other parties to complete the development of, and scale-up the manufacturing of, cell culture based OvaRex(R) MAb. For the three and nine month periods of 2001, expenses related to Abbott Laboratories and other vendors in this area accounted for $3.5 million and $6.0 million, respectively. These final stages of development commenced with Abbott Laboratories and others in the first quarter of 2001 and are expected to be substantially completed to support the Company's filing of a Biologics License Application (BLA) with the FDA in 2002.

     Clinical and regulatory costs for the three months ended September 30, 2001 totaled $2.9 million, an increase of $1.2 million over the $1.7 million recorded in the same period in 2000. For the nine months ended September 30, 2001, clinical and regulatory costs totaled $8.4 million, an increase of $3.7 million over the $4.7 million recorded in the same period in 2000. These variances are primarily related to the costs of conducting a 102 patient phase II OvaRex(R) trial, which was initiated in September 2000 and achieved full enrollment in June 2001, and the work related to the primary endpoint analysis of the Company's pivotal 345-patient OvaRex(R) trial.

     General and administrative costs for the three months ended September 30, 2001 totaled $2.2 million, an increase of $0.9 over the $1.3 million recorded in the same period in 2000. For the nine months ended September 30, 2001, general and administrative costs totaled $5.6 million, an increase of $1.4 million over the $4.2 million recorded in the same period in 2000. These variances are primarily related to additional professional fees related to the Company's intellectual property portfolio and other corporate matters and increased facility and office expenses due to the occupancy of new office space in the United States in October 2000.

     The Company anticipates that research and development and clinical and regulatory expenses will continue to increase, if financial resources allow, as the Company nears completion of clinical trials, continues OvaRex(R) MAb manufacturing development efforts, approaches the submissions for regulatory approval for OvaRex(R) MAb and continues development of other product candidates. Similarly, the Company anticipates that general and administrative expenses in 2001, excluding the impact of any foreign exchange gains or losses, will remain higher than such expenses in 2000. The actual levels of research and development, clinical and regulatory, and general and administrative expenditures are dependent on many factors, including the progress and results of ongoing clinical trials, the progress of development and scale-up of manufacturing of OvaRex(R) MAb with Abbott Laboratories and others, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, the cash resources available to the Company, and the extent to which the Company enters into affiliations with one or more corporate partners for the ongoing development and commercialization of its products. See "Liquidity and Capital Resources".

                                 [ALTAREX LOGO]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                                  (continued)

Liquidity and Capital Resources

     At September 30, 2001, the Company's cash, cash equivalents and short-term investments totaled $8.4 million as compared to $13.3 million at December 31, 2000. On October 31, 2001, the Company closed an offering of 7.2 million Special Units, at a price of $1.75 per unit, for estimated net proceeds of $11.2 million. Each Special Unit entitles the holder to acquire, for no additional consideration, one common share of the Company and one warrant. Each warrant is exercisable at $2.00 into one common share of the Company for a period of 24 months from the date on which the Company obtains a receipt from applicable Canadian securities regulatory authorities for a prospectus qualifying the distribution of the common shares and warrants. Of the proceeds of this offering, $3.15 million is being held in escrow pending the Company obtaining a receipt for the final prospectus. If such receipt is not obtained on or before January 29, 2002, holders of Special Units will have the right, exercisable for a period of five days, to require the Company to purchase up to 25% of the Special Units, on a pro rata basis, using the escrowed funds.

     Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $88.1 million, interest income on invested balances amounting to $3.4 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

     The Company's net cash used in operating activities amounted to $19.5 million for the nine months ended September 30, 2001 and $16.4 million and $23.2 million for the years ended December 31, 2000 and 1999, respectively, and resulted primarily from its net operating losses.

     The Company expects to continue to incur substantial research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Company's funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing. In particular, manufacturing development activities, primarily with Abbott Laboratories, represent the most significant operating expense of the Company. The magnitude of ongoing expenditures in manufacturing development is dependent on specific activities planned with Abbott and other vendors and is managed in light of existing financial resources of the Company. Based on its current plans, the Company believes that its available cash, cash equivalents and short-term investments, including the net proceeds of its Special Unit offering closed on October 31, 2001, and interest earned thereon, should be sufficient to finance its operations through the first quarter of 2002.


     The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

                                 [ALTAREX LOGO]


                        CONSOLIDATED STATEMENTS OF LOSS



                                              FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                                    SEPTEMBER 30,                     SEPTEMBER 30,
(In Canadian dollars, except share             2001               2000            2001               2000
amounts)

                                              (unaudited)       (unaudited)      (unaudited)        (unaudited)
REVENUES
     Interest income                            $126,751         $120,110          $453,358           $308,019
                                             -----------      -----------      ------------        -----------
          Total revenues                         126,751          120,110           453,358            308,019
                                             ===========      ===========      ============        ===========

EXPENSES
     Research & development                    4,962,452        1,374,796        10,184,362          3,759,182
     Clinical & regulatory                     2,853,417        1,678,552         8,373,857          4,676,405
     General & administrative                  2,209,945        1,325,722         5,601,849          4,196,370
                                             -----------      -----------      ------------       ------------
          Total expenses                      10,025,814        4,379,070        24,160,068         12,631,957
                                             -----------      -----------      ------------       ------------
NET LOSS FOR THE PERIOD                      ($9,899,063)     ($4,258,960)     ($23,706,710)      ($12,323,938)
                                             ===========      ===========      ============       ============

Net loss per common share                         ($0.35)          ($0.27)           ($0.90)            ($0.79)

Weighted average number of
common shares                                 28,586,029       15,827,227        26,442,278         15,620,065
                                             ===========      ===========      ============       ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]

                          CONSOLIDATED BALANCE SHEETS

                                                          SEPTEMBER 30,            DECEMBER 31,
(In Canadian dollars)                                              2001                    2000
ASSETS                                                     (unaudited)
Current assets:
     Cash and cash equivalents                               $6,029,824              $9,665,187
     Short-term investments                                   2,376,123               3,591,323
     Accounts and other receivables                              95,114                  75,223
     Prepaid expenses                                           654,220                 354,481
                                                            -----------             -----------
                                                              9,155,281              13,686,214
Deposits and other assets                                       235,671                 578,227
Capital assets                                                  628,048                 490,115
                                                            -----------             -----------
                                                            $10,019,000             $14,754,556
                                                            -----------             -----------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                $7,603,806              $3,793,766
                                                            -----------             -----------
                                                              7,603,806               3,793,766

Shareholders' equity:
     Share capital                                           88,055,673              72,894,559
     Accumulated deficit during the development stage       (85,640,479)            (61,933,769)
                                                            -----------             -----------
Total shareholders' equity                                    2,415,194              10,960,790
                                                            -----------             -----------
                                                            $10,019,000             $14,754,556
                                                            ===========             ===========


       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                 ACCUMULATED
                                                                                   DEFICIT
                                                                                  DURING The           TOTAL
                                                       COMMON SHARES             DEVELOPMENT        SHAREHOLDERS'
(In Canadian dollars, except share amounts)       SHARES           AMOUNT           STAGE              EQUITY
BALANCE, DECEMBER 31, 2000                        22,032,200       $72,894,559   $(61,933,769)      $10,960,790
                                                  ----------       -----------   ------------       -----------
Issuance of common shares in
     Public offering (unaudited)                   4,402,211         7,232,087              -         7,232,087
Issuance of common shares as
     payment for services (unaudited)                 29,145            56,832              -            56,832
Exercise of special warrants (unaudited)           3,000,000         7,872,195              -         7,872,195
Net loss (unaudited)                                       -                 -    (23,706,710)      (23,706,710)
                                                  ----------       -----------   ------------       -----------
BALANCE, SEPTEMBER 30, 2001 (UNAUDITED)           29,463,556       $88,055,673   $(85,640,479)       $2,415,194


                                                                                 ACCUMULATED
                                                                                   DEFICIT
                                                                                  DURING THE           TOTAL
                                                       COMMON SHARES             DEVELOPMENT        SHAREHOLDERS'
(In Canadian dollars, except share amounts)       SHARES           AMOUNT           STAGE              EQUITY
BALANCE, DECEMBER 31, 1999                        13,903,153       $50,427,647   $(44,209,691)       $6,217,956
                                                  ----------       -----------   ------------       -----------
Exercise of special warrants (unaudited)           1,421,887         5,443,618              -         5,443,618
Exercise of stock options (unaudited)                502,187         1,029,417              -         1,029,417
Issuance of common shares in
  public offering (unaudited)                      2,645,000         7,945,508              -         7,945,508
Issuance of common shares in
  private placement (unaudited)                       37,262           298,100              -           298,100
Net loss (unaudited)                                       -                 -    (12,323,938)      (12,323,938)
                                                  ----------       -----------   ------------       -----------
BALANCE, SEPTEMBER 30, 2000 (UNAUDITED)           18,509,489       $65,144,290   $(56,533,629)       $8,610,661

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                            SEPTEMBER 30,                          SEPTEMBER 30,
                                                      2001                2000                2001                2000
(In Canadian dollars)                             (unaudited)         (unaudited)         (unaudited)         (unaudited)
                                                  -----------         -----------         ------------        ------------
CASH USED IN OPERATING ACTIVITIES
Net loss                                          $(9,899,063)        $(4,258,960)        $(23,706,710)       $(12,323,938)
Adjustments to reconcile net loss to net
cash used in operating activities:
     Depreciation and amortization                    119,845             126,152              304,752             364,479
     Amortization of deferred lease credit                  -             (24,143)                   -             (18,336)
     Issue of common shares, net                       56,832                   -               56,832                   -
Net changes in non-cash working capital
     Balances                                       2,289,087             569,995            3,832,966             640,429
                                                  -----------         -----------         ------------        ------------
                                                   (7,433,299)         (3,586,956)         (19,512,160)        (11,337,366)
                                                  -----------         -----------         ------------        ------------

CASH (USED IN) PROVIDED BY INVESTING
ACTIVITIES
Purchase of capital assets                           (226,522)            (13,639)            (442,685)            (33,779)
Maturities and purchases of
     Short-term investments                         1,376,257          (4,112,581)           1,215,200          (2,070,679)
                                                  -----------         -----------         ------------        ------------
                                                    1,149,735          (4,126,220)             772,515          (2,104,458)
                                                  -----------         -----------         ------------        ------------

CASH (USED IN) PROVIDED BY FINANCING
ACTIVITIES
Issue of common shares, net                                 -           8,067,556            7,232,087          14,716,643
Deferred finance costs                                      -              46,957                    -                   -
Employee relocation loans                                   -              16,802                    -              16,390
Exercise of special warrants, net                     (86,456)                  -            7,872,195                   -
                                                  -----------         -----------         ------------        ------------
                                                      (86,456)          8,131,315           15,104,282          14,733,033
                                                  -----------         -----------         ------------        ------------

NET (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                          (6,370,020)            418,139           (3,635,363)          1,291,209
Cash and Cash Equivalents,
     Beginning of Period                           12,399,844           3,201,711            9,665,187           2,328,641
                                                  -----------         -----------         ------------        ------------
CASH AND CASH EQUIVALENTS,
     END OF PERIOD                                 $6,029,824          $3,619,850           $6,029,824          $3,619,850
                                                  -----------         -----------         ------------        ------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

   DESCRIPTION OF BUSINESS

     AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

   GOING CONCERN MATTERS

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the nine months ended September 30, 2001 and the year ended December 31, 2000, the Company incurred losses of $23,706,710 and $17,724,078, respectively. Including the net proceeds from the October 31, 2001 issuance of Special Units, the Company's cash, cash equivalents and short-term investments are adequate to fund its operations through the first quarter of 2002. These factors, among others, indicate that the Company may be unable to continue as a going concern.

     The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements as of September 30, 2001 and for the three and nine months ended September 30, 2001 and 2000 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which conform in all material respects to those established in the United States, except as disclosed in Note 4. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

NET LOSS PER SHARE

     Effective January 1, 2001, the Company adopted the provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants, with respect to earnings per share. The new standard requires that the "treasury stock" method rather than the "imputed earnings" approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period. The new accounting policy has been applied retroactively and had no impact on the reported results of operations for any current or prior period reported herein.

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE (CONTINUED)

     Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 4,677,287 and 2,419,138 common shares as of September 30, 2001 and 2000, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

3.   SPECIAL WARRANTS

     On June 6, 2001, the Company issued 3.0 million special warrants in a private placement at $2.80 per special warrant. On July 26, 2001, the Company filed a prospectus relating to the distribution of 3.0 million common shares of the Company which are issuable upon the exercise of the 3.0 million special warrants referred to above and each special warrant was exchanged for one common share of the Company for no additional consideration. The net proceeds of this sale, after deducting related expenses of approximately $528,000, were $7,872,195.

4.   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
     STATES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

     For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

     The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

     As of September 30, 2001, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $102,000 (December 31, 2000 -- $449,000).

     Additionally, during 2001 and 2000 the Company issued 274,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $520,600 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

4. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

(b) Reverse take-over costs

     For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

     For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income
(loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

     The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

-------------------------------------------------------------------------------------------------------------------------
                                                         THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                            SEPTEMBER 30,                          SEPTEMBER 30,
(In Canadian dollars, except share amounts)           2001                2000                2001                2000
-------------------------------------------------------------------------------------------------------------------------
Net loss per Canadian GAAP                        $9,899,063          $4,258,960          $23,706,710         $12,323,938

Adjustment for stock-based compensation              114,000             913,000              360,000             918,000
-------------------------------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                           $10,013,063          $5,171,960          $24,066,710         $13,241,938

Basic and diluted net loss per share,
   U.S. GAAP                                          $(0.35)             $(0.30)              $(0.91)             $(0.85)
Basic and diluted weighted-average
   number of common shares                        28,586,029          17,289,343           26,442,278          15,620,065
-------------------------------------------------------------------------------------------------------------------------

The following summarizes balance sheet items with material variations under U.S. GAAP.


-----------------------------------------------------------------------------------------------
                                                 SEPTEMBER 30,                     DECEMBER 31,
                                                      2001                             2000
-----------------------------------------------------------------------------------------------
Share capital                                       $90,344,673                     $74,823,559

Accumulated deficit                                  87,929,479                      63,862,769
-----------------------------------------------------------------------------------------------

5. SUBSEQUENT EVENT

     On October 31, 2001, the Company issued 7,200,000 special units in a private placement at a price of $1.75 per special unit for gross proceeds of $12,600,000. Upon issuance of a receipt for a prospectus filed with the regulatory authorities in certain provinces in Canada, each special unit will be exchangeable, for no additional consideration, for one common share of the Company and one warrant. Each warrant is exercisable at a price of $2.00 into one common share of the Company for a period of 24 months. Of the proceeds, $3,150,000 has been deposited in escrow. In the event that the Company does not obtain a receipt for a prospectus qualifying the distribution of common shares and warrants upon exercise of the special units prior to January 29, 2002, such proceeds will be used by the Company to repurchase up to twenty-five percent of the special units, if holders so elect. The estimated net proceeds of this offering, after deducting related expenses of $1,344,0000, are approximately $11,256,000.